UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

PURSUANT TO REGULATION A

January 29, 2026

(Date of Report (Date of earliest event reported))

RealtyMogul Apartment Growth REIT, Inc.

(Exact name of issuer as specified in its charter)

Maryland	46-1078182
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

333 S. Garland Ave., Suite 1300

Orlando, Florida 32801

(Full mailing address of principal executive offices)

(407) 876-1702

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

On January 29, 2026, RealtyMogul Apartment Growth REIT, Inc. (the “Company”) announced that its board of directors temporarily paused distributions to preserve liquidity and financial flexibility as the Company actively manages through a period of portfolio transition. The amount, timing and payment of future distributions, if any, will continue to be considered by the board of directors on a quarterly basis, and will depend on, among other factors, the Company’s results of operations, cash flows, liquidity, capital requirements, market conditions, and other factors deemed relevant by its board of directors.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REALTYMOGUL APARTMENT GROWTH REIT, INC.

By:	/s/ Christopher D. Wideman
Name:	Christopher D. Wideman
Title:	Chief Executive Officer and President

Dated: January 29, 2026